SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. ___)

                               Foilmark, Inc.
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 344185103
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                               (CUSIP Number)

                             Stewart S. Hudnut
            Senior Vice President, General Counsel and Secretary
                          Illinois Tool Works Inc.
                           3600 West Lake Avenue
                          Glenview, Illinois 60025
                               (847) 724-7500
          --------------------------------------------------------
               (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications)

                               April 10, 2001
          --------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)
                                     -

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                       (Continued on following pages)
                            (Page 1 of 10 Pages)

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                                                                  Page 2 of 10

CUSIP NO.: 344185103                  13D

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Dudley Acquisition Inc. (None)
                            Illinois Tool Works Inc. (#36-1258310)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           DELAWARE
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                           7        SOLE VOTING POWER
NUMBER OF                           0
SHARES                              -------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                            2,893,040 shares
EACH                                -------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                              0
                                    -------------------------------------------
                           10       WITH SHARED DISPOSITIVE POWER
                                    2,893,040 shares
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,893,040 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           36%
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14       TYPE OF REPORTING PERSON
                      CO
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                                                                  Page 3 of 10

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.01 per share (the "Company Common Stock"), of Foilmark, Inc., a Delaware corporation ("Company"). The Company's principal executive offices are located at 5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c) Dudley Acquisition Inc. ("Sub"), a corporation organized under the laws of Delaware and a wholly owned subsidiary of Illinois Tool Works Inc., a Delaware corporation ("Parent"), recently was organized for the purpose of making an offer to purchase all of the outstanding common shares of the Company (the "Offer") and then, subsequent to the completion of the Offer, effecting a merger with the Company. The principal executive offices of Sub are located at 3600 West Lake Avenue, Glenview, Illinois 60025.

         Parent's principal executive offices are located at 3600 West Lake Avenue, Glenview, Illinois 60025. Parent's principal business is the manufacture and marketing of a variety of products and systems that provide specific, problem-solving solutions for a diverse customer base worldwide. Parent is a public company whose stock is traded on the New York Stock Exchange.

         The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth for the Parent on Schedule I and for the Sub on Schedule II.

         (d) - (e) Neither Parent nor Sub, nor, to the best of their knowledge, any of the persons specified in Schedule I and Schedule II has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      See (a) - (c) above.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Parent and Sub estimate that the total amount of funds required to purchase all of the outstanding Shares that Parent or its affiliates do not own pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement (as defined below) will be approximately $55 million. Parent expects to obtain such funds from cash on hand and its other working capital sources.

ITEM 4.           PURPOSE OF THE TRANSACTION

        On April 10, 2001, the Company, Parent, and Sub, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Sub has agreed to commence a tender offer (the "Offer") pursuant to which Sub will offer to purchase all of the outstanding shares ("Shares"), par value $0.01 per Share, of Company Common Stock, at a purchase price of $6.36 per Share (the "Offer Price"), net to the seller in cash, without interest thereon.

        The Offer will be conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer Shares representing at least a majority of the total outstanding voting securities of the Company on a fully-diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities and (2) the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements


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                                                                  Page 4 of 10

Act of 1976, as amended, shall have terminated or expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the purchase of all Shares tendered pursuant to the Offer shall have been obtained or made prior to the acceptance of Shares pursuant to the Offer. The Offer will be subject to certain other terms and conditions.

        Upon completion of the Offer and satisfaction or waiver of certain conditions, Sub will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation (the "Surviving Corporation"). On the effective date of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by Parent, Sub or any subsidiary or affiliate of Parent, Sub or the Company or held in the treasury of the Company or by stockholders who have properly perfected appraisal rights under Delaware state law) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $6.36 per Share in cash, or any higher price per Share paid pursuant to the Offer, without interest thereon.

        The closing of the Merger will occur on the second business day after the date on which the last of the closing conditions to the Merger contained in the Merger Agreement has been satisfied or waived or on such other date as the Company and Parent may agree. The Merger is subject to a number of conditions set forth in the Merger Agreement.

        Pursuant to the Merger Agreement, upon consummation of the Merger,
(i) the certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time of the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation until duly amended as provided therein or by applicable law; (ii) the directors of Sub at the Effective Time of the Merger will be the directors of the Surviving Corporation; and (iii) the officers of the Company at the Effective Time of the Merger will be the officers of the Surviving Corporation.

        Pursuant to the Merger Agreement, the Company must pay Parent a fee of $2 million in cash (the "Termination Fee") if the Merger Agreement is terminated:

        (i) by Parent, if Sub has not accepted for payment any Shares pursuant to the Offer and the Company breaches its no solicitation covenant contained in the Merger Agreement, and such breach gives rise to the failure of a condition to the Offer that cannot be cured within 30 days of receiving written notice from Parent (provided that Parent is not then in material breach of the Merger Agreement);

        (ii) by Parent, if the Company's Board of Directors withdraws or modifies in a manner adverse to Parent its approval or recommendation of the Offer, the Merger or the Merger Agreement or fails to recommend that its stockholders accept the Offer or give the Company Stockholder Approval (approval by holders of a majority of the outstanding shares of Company Common Stock) or if the Company Board of Directors fails to reaffirm publicly and unconditionally its recommendation to the Company's stockholders within 10 business days of Parent's written request to do so; or

        (iii) by the Company, if Sub has not accepted for payment any Shares pursuant to the Offer and the Company Board of Directors shall have finally determined to approve, endorse or recommend an alternative acquisition proposal (provided the Company has paid or concurrently pays to Parent the Termination Fee).

        Certain stockholders of the Company (the "Major Stockholders"), who own approximately 36% of the issued and outstanding Shares, have agreed, pursuant to Stock Option and Tender Agreements each dated April 10, 2001 (collectively the "Stock Option and Tender Agreements") between Parent and each of the Major Stockholders, to tender all their respective Shares and to vote all their respective shares in favor of the merger and against any alternative acquisition proposal. In addition, the Major Stockholders have granted Parent an option to purchase (the "Option") and a proxy to vote their respective Shares exercisable under certain conditions.


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                                                                     Page 5 of

        The Company and certain stockholders and directors of the Company party to that certain Voting Agreement dated as of April 23, 1999 (the "Voting Agreement") have also entered into a Waiver and Termination Agreement dated as of April 10, 2001 (the "Waiver Agreement"). Under the terms of the Waiver Agreement, each party has agreed to waive any provision of the Voting Agreement to the extent such provision is inconsistent with the proxies granted in the Stock Option and Tender Agreements.

        The preceding are summaries of certain principal terms of the Merger Agreement and Stock Option and Tender Agreements and do not purport to be complete. Reference is made to the full text of such agreements which are filed as exhibits to this statement and are incorporated in this
Schedule 13D by this reference. The full text of the joint press release filed as an exhibit to this statement is also incorporated in this Schedule 13D by this reference.

        Except as set forth in this Item 4 or as provided in the Merger Agreement or the Stock Option and Tender Agreements or as otherwise referred to or described in this Schedule 13D, Parent has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) By reason of its execution of the Stock Option and Tender Agreements, Parent may be deemed to beneficially own 2,893,040 common shares, or approximately 36% of the Company's Common Stock outstanding, which are held by the Major Stockholders.

        (c) Other than the execution of the Stock Option and Tender Agreements on April 10, 2001, none of Parent or, to Parent's knowledge, any of the persons named on Schedule I or Schedule II have effected any transactions in Company Common Stock in the past 60 days.

        (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Item 4 above.

         Except as provided in the Merger Agreement, the Stock Option and Tender Agreements and the Waiver Agreement and as otherwise referred to or described in this Schedule 13D, to Parent's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Parent and the Company or any other person with respect to any securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                Description
-----------                -----------
99(a)(1) Agreement and Plan of Merger dated as of April 10, 2001, among Foilmark, Inc., Illinois Tool Works Inc., and Dudley Acquisition Inc.

99(a)(2) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Martin A. Olsen.

99(a)(3) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Gloria Olsen.


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                                                                  Page 6 of 10

99(a)(4) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Frank J. Olsen, Jr.

99(a)(5) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Estate of Frank J. Olsen, Sr.

99(a)(6) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Carol J. Robie.

99(a)(7) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Edward D. Sullivan.

99(a)(8) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Overseas Private Investor Partners.

99(a)(9) Stock Option and Tender Agreement, dated April 10, 2001, by and among Illinois Tool Works Inc., Dudley Acquisition Inc. and Bradford Venture Partners, L.P.

99(a)(10)        Waiver and Termination of Voting Agreement, dated
                 April 10, 2001, by and among Foilmark, Inc. and certain stockholders and directors of Foilmark party to that certain
                 Voting Agreement dated as of April 23, 1999 and incorporated here by reference to Foilmark, Inc.'s Current Report on Form 8-K filed with the Commission on May 5, 1999.

99(a)(11)        Joint Filing Agreement among Illinois Tool Works Inc. and
                 Dudley Acquisition Inc. pursuant to Rule 13d - 1(f)(1).

99(a)(12)        Text of Joint Press Release dated April 11, 2001, issued by
                 Foilmark, Inc. and Illinois Tool Works Inc.


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                                                                  Page 7 of 10

                                 SCHEDULE I

               Information Concerning Executive Officers and
                   Directors of Illinois Tool Works Inc.

        The current executive officers and directors of Illinois Tool Works Inc. ("Parent") are listed below. The address of Parent is: Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, Illinois 60025. Unless otherwise indicated, the business address listed for each individual not principally employed by Parent is also the address of the corporation or other organization which principally employs that individual.


NAME                         PRESENT POSITION WITH PARENT           CITIZENSHIP

CORPORATE OFFICERS
------------------
W. James Farrell             Chairman and Chief                          USA
                             Executive Officer

Russell M. Flaum             Executive Vice President                    USA

David T. Flood               Executive Vice President                    USA

Philip M. Gresh, Jr.         Executive Vice President                    USA

Thomas J. Hansen             Executive Vice President                    USA

Stewart S. Hudnut            Senior Vice President, General Counsel      USA
                             and Secretary

John Karpan                  Senior Vice President, Human Resources      USA

Jon C. Kinney                Senior Vice President and Chief Financial   USA
                             Officer

Dennis J. Martin             Executive Vice President                    USA

Frank S. Ptak                Vice Chairman                               USA

James M. Ringler             Vice Chairman                               USA

Harold B. Smith              Chairman of the Executive                   USA
                             Committee

David B. Speer               Executive Vice President                    USA

Allan C. Sutherland          Senior Vice President                       USA

Hugh J. Zentmeyer            Executive Vice President                    USA

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                                                                  Page 8 of 10


                             POSITION/PRESENT PRINCIPAL
                             OCCUPATION OR EMPLOYMENT AND
NAME                         BUSINESS ADDRESS                       CITIZENSHIP

DIRECTORS
---------

William F. Aldinger III      Chairman and Chief Executive Officer        USA
                             Household International, Inc.
                             2700 Sanders Road
                             Prospect Heights, Illinois 60070

Michael J. Birck             President and Chief Executive Officer       USA
                             Tellabs, Inc.
                             4951 Indiana Avenue
                             Lisle, Illinois 60532

Marvin D. Brailsford         Vice President                               USA
                             Kaiser-Hill Company, LLC
                             10828 State Highway 93
                             Golden, Colorado 80402

H. Richard Crowther          Director                                     USA

Don H. Davis, Jr.            Chairman of the Board and Chief Executive    USA
                             Officer
                             Rockwell International Corporation
                             777 East Wisconsin Avenue, Suite 1400
                             Milwaukee, Wisconsin 53202

W. James Farrell             Chairman Chief Executive Officer             USA

Robert C. McCormack          Partner                                      USA
                             Trident Capital, L.P.
                             190 South LaSalle Street
                             Chicago, Illinois 60603

Harold B. Smith              Chairman of the Executive Committee          USA

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                                                                  Page 9 of 10

                                SCHEDULE II

               Information Concerning Executive Officers and
                    Directors of Dudley Acquisition Inc.

       The current executive officers and directors of Dudley Acquisition Inc. ("Sub") are listed below. The address of Sub is: Dudley Acquisition Inc., 3600 West Lake Avenue, Glenview, Illinois 60025. Unless otherwise indicated, the business address listed for each individual not principally employed by Sub is also the address of the corporation or other organization which principally employs that individual.


NAME                        PRESENT POSITION WITH SUB               CITIZENSHIP

DIRECTORS AND
EXECUTIVE OFFICERS
------------------
Mark W. Croll                Vice President                             USA

Philip M. Gresh, Jr.         Director and President                     USA

Stewart S. Hudnut            Director, Vice President and Secretary     USA

Robert V. McGrath            Vice President, Tax                        USA

Felix L. Rodriguez, Jr.      Director, Vice President and Treasurer     USA

Allan C. Sutherland          Vice President                             USA


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                                                                 Page 10 of 10


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2001


                                  ILLINOIS TOOL WORKS INC.


                                  By: /s/ Stewart S. Hudnut
                                       -----------------------------------------
                                  Name:  Stewart S. Hudnut
                                  Title: Senior Vice President, General Counsel
                                         and Secretary


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